China 3C                 China 3C Group
Group logo
                         Address: 368 HuShu Nan Road HangZhou City,
                                  Zhejiang Province, China 310014
                         Tel:     086-0571-88381700


February 23, 2009

John Reynolds, Esq.
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: China 3C Group
    Form 10-K/A
    filed December 18, 2008
    File No. 000-28767

Dear Mr. Reynolds:

     Thank you for your comment letter dated January 16, 2009 (the "Comment Letter") with respect to the above-captioned Annual Report on Form 10-K/A of China 3C Group, a Nevada corporation (the "Company"). We have responded to each of the comments set forth in the Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff's comments and correspond to the numbered paragraphs in the Comment Letter. Instead of filing an amendment to the Form 10-K, we have included in this response, where required, the additional disclosure that we intend to include in an amendment for the Staff's review prior to filing the amendment.

     The Company's responses to the Staff's comments set forth in the Comment Letter are as follows:

FORM 10-K/A FOR FISCAL YEAR ENDED DECEMBER 31, 2007

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS, PAGE 18

1. YOUR RESPONSE TO OUR PRIOR COMMENT TWO STATES THAT YOU NO LONGER CONSIDER YOUR OPERATING SEGMENTS TO BE REPORTABLE SEGMENTS PURSUANT TO SFAS 131 AND MAKES REFERENCE TO THE RELATED QUANTITATIVE GUIDANCE. HOWEVER. IT APPEARS THAT DISCLOSURE IS REQUIRED FOR EACH OF THE SEGMENTS IDENTIFIED IN FOOTNOTE 15 TO YOUR DECEMBER 31, 2007 FINANCIAL STATEMENTS BASED ON THE QUANTITATIVE THRESHOLDS PROVIDED IN PARAGRAPH 18 OF SFAS 131. YOUR RESPONSE ALSO MAKES REFERENCE TO THE AGGREGATION CRITERIA PER SFAS 131, BUT DOES NOT CLEARLY EXPLAIN HOW YOU CONSIDERED THIS GUIDANCE. IF YOU BELIEVE THAT IT IS APPROPRIATE TO APPLY THE AGGREGATION CRITERIA OUTLINED UNDER SFAS 131, PLEASE (I) PROVIDE US WITH A DETAILED ANALYSIS DISCUSSING THE ECONOMIC CHARACTERISTICS OF EACH OF YOUR OPERATING SEGMENTS AND THE OTHER ITEMS OUTLINED PER PARAGRAPH 17 OF SFAS 131 AND (II) TELL US HOW THIS POSITION RELATES TO YOUR RESPONSE DATED OCTOBER 31, 2008 TO OUR PRIOR COMMENT 17 IN WHICH YOU CLEARLY STATE (AND DISCLOSE IN FOOTNOTE 15 TO YOUR FINANCIAL

                                                               Mr. John Reynolds
                                              Securities and Exchange Commission
                                                               February 23, 2009
                                                                          Page 2


     STATEMENTS) THAT YOU HAVE FOUR REPORTABLE SEGMENTS. ALTERNATIVELY, PLEASE REVISE TO PROVIDE THE DISCLOSURE REQUESTED IN OUR PRIOR COMMENT TWO.

RESPONSE TO COMMENT 1:

We respectfully submit that our response to the Staff's prior comment two was not consistent with our previous responses and the amendment to Form 10-K relating to the application of SFAS 131. The following is the revised Results of Operations disclosure that we intend to include in an amendment to the Form 10-K.

"REPORTABLE OPERATING SEGMENTS

The Company reports financial and operating information in the following four segments:

a)   Yiwu Yong Xin Telecommunication Company, Limited or "YYX"
b)   Hangzhou Wang Da Electronics Company, Limited or "HWD"
c)   Hangzhou Sanhe Electronic Technology Limited "HSE"
d)   Shanghai Joy & Harmony Electronics Company Limited or "SJ&H"

A) YIWU YONG XIN TELECOMMUNICATION COMPANY, LIMITED OR "YYX"

YYX focuses on the selling, circulation and modern logistics of fax machines and cord phone products.

All amounts, except percentage of revenues, in millions of U.S. dollars

                               Year ended December 31,
YYX                         2007                     2006
                     ------------------      -------------------
Revenue              $61.385                 $51.092                      20.15%
Gross Profit         $ 9.205                 $ 7.988                      15.24%
Gross Margin                     15.00%                   15.63%         (0.63)%
Operating Income     $ 7.378                 $ 6.821                       8.17%

For the year ended December 31, 2007, YYX generated revenue of $61.385 million, an increase of $10.293 million or 20.15% compared to $51.092 million for the year ended December 31, 2006. Gross profit increased $1.217 million or 15.24% from $7.988 million for the year ended 2006 to $9.205 million for the year ended 2007. Operating income was $7.378 million in 2007, an increase of $0.557 million or 8.17% compared to $6.821 million in 2006. Such increases in revenue, gross profit and operation income were primarily due to the expansion of the Company's distribution networks as well as opening of new stores.

Gross profit margin decreased from 15.63% in 2006 to 15% in 2007, a decrease of 0.63%. Such decrease is primarily due to the market maturity of office telecommunication products.

B) HANGZHOU WANG DA ELECTRONICS COMPANY, LIMITED OR "HWD"

                                                               Mr. John Reynolds
                                              Securities and Exchange Commission
                                                               February 23, 2009
                                                                          Page 3


HWD focuses on the selling, circulation and modern logistics of cell phones, cell phones products, and digital products, including digital cameras, digital camcorders, PDAs, flash disks, and removable hard disks.

All amounts, except percentage of revenues, in millions of U.S. dollars

                               Year ended December 31,
HWD                         2007                     2006
                     ------------------      -------------------
Revenue              $83.496                 $61.992                      34.69%
Gross Profit         $13.633                 $ 8.589                      58.73%
Gross Margin                     16.33%                   13.86%           2.47%
Operating Income     $11.259                 $ 7.051                      59.68%

For the year ended December 31, 2007, HWD generated revenue of $83.496 million, an increase of $21.504 million or 34.69% compared to $61.992 million for the year ended December 31, 2006. Gross profit increased $5.044 million or 58.73% from $8.589 million for the year ended 2006 to $13.633 million for the year ended 2007. Operating income was $11.259 million in 2007, an increase of $4.208 million or 59.68% compared to $7.051 in 2006. Such increases in revenue, gross profit and operation income were primarily due to the expansion of the Company's distribution networks as well as opening of new stores. Such increases were also due to the improvement of operating efficiency.

Gross profit margin increased from 13.86% in 2006 to 16.33% in 2007, an increase of 2.47%. Gross margin increased because HWD increased the share of domestic mobile phone sales compared to foreign brand name mobile phones. Gross margin of domestic mobile phones was higher than foreign brand name mobile phones, which led to higher overall gross margin in HWD.

C) HANGZHOU SANHE ELECTRONIC TECHNOLOGY LIMITED "HSE"

HSE focuses on the selling, circulation and modern logistics of home electronics, including DVD players, audio systems, speakers, televisions and air conditioners.

All amounts, except percentage of revenues, in millions of U.S. dollars

                               Year ended December 31,
HSE                         2007                     2006
                     ------------------      -------------------
Revenue              $67.157                 $21.660                     210.05%
Gross Profit         $16.234                 $4.036                      302.23%
Gross Margin                     24.17%                   18.63%           5.54%
Operating Income     $11.504                 $2.579                      346.06%

For the year ended December 31, 2007, HSE generated revenue of $67.157 million compared to $21.660 million for the year ended December 31, 2006. Gross profit was $16.234 million in 2007 compared to $4.036 million in 2006. Operating income was $11.504 million for the year ended December 31, 2007 compared to $2.579 million for the year ended December 31, 2006.

                                                               Mr. John Reynolds
                                              Securities and Exchange Commission
                                                               February 23, 2009
                                                                          Page 4


China 3C Group acquired HSE in August 2006. Therefore, only 3 months of HSE's financial results were consolidated to the financial statements of China 3C Group for the year ended December 31, 2006. This led to the significant increase in revenue, gross profit and operating income from 2006 to 2007.

Gross margin increased 5.54% from 18.63% in 2006 to 24.17% in 2007. The increase was due to lower cost of DVD players and speaker systems. The Company had the bargain power to negotiate lower purchase price with suppliers because of the large volume China 3C Group purchased from suppliers.

D) SHANGHAI JOY & HARMONY ELECTRONICS COMPANY LIMITED OR "SJ&H"

SJ&H focuses on the selling, circulation and modern logistics of consumer electronics, including MP3 players, MP4 players, iPod, electronic dictionary, radios, and Walkman.

All amounts, except percentage of revenues, in millions of U.S. dollars

                               Year ended December 31,
SJ&H                        2007                     2006
                     ------------------      -------------------
Revenue              $63.988                 $13.474                     374.90%
Gross Profit         $10.298                 $2.194                      369.37%
Gross Margin                     16.09%                   16.28%          -0.19%
Operating Income     $8.755                  $1.878                      366.19%

For the year ended December 31, 2007, SJ&H generated revenue of $63.988 million compared to $13.474 million for the year ended December 31, 2006. Gross profit was $10.298 million in 2007 compared to $2.194 million in 2006. Operating income was $8.755 million for the year ended December 31, 2007 compared to $1.878 million for the year ended December 31, 2006.

China 3C Group acquired SJ&H in November 2006. Therefore, only 2 months of SJ&H's financial results were consolidated to the financial statements of China 3C Group for the year ended December 31, 2006. This led to the significant increase in revenue, gross profit and operating income from 2006 to 2007.

Gross margin was 16.09% in 2007 compared to 16.28% in 2006, a decrease of 0.19%."

RETAIL LOCATIONS, PAGE 21

2. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT THREE. WE COULD NOT FIND THE RELATED REVISIONS TO YOUR FILING, THUS THE COMMENT WILL BE REISSUED. PLEASE DISCLOSE HOW YOU TREAT RELOCATED STORES, CHANGES IN STORE SQUARE FOOTAGE, AND STORES THAT WERE CLOSED DURING THE PERIOD IN YOUR DEFINITION OF COMPARABLE STORES. YOUR REVISED DISCLOSURE SHOULD ALSO EXPLAIN HOW YOU TREAT NEW STORES IN YOUR DEFINITION OF COMPARABLE STORES.

                                                               Mr. John Reynolds
                                              Securities and Exchange Commission
                                                               February 23, 2009
                                                                          Page 5


RESPONSE TO COMMENT 2:

The definition of comparable stores will be revised in an amendment to our Form 10-K as follows:

"In assessing whether stores are "comparable", it is based on whether:-

(1) stores are in the same address;

(2) relatively same business area (e.g. if the business area of a store has changed in no more than 30%, it is regarded as having same business area; if the change in business area is more than 30%, the change in business area will be regarded as too significant as to be comparable;

(3) relatively same business layout (e.g. if the layout of sales counter in a store remains unchanged over time, then that store would be regarded as a comparable store; if there is significant change in layout of a sales counter in a store, that store will not be regarded as a comparable store);

(4) stores with same product mix would be regarded as comparable; if there is significant change in product mix in a store, that store will not be regarded as a comparable store.

(5) With respect to net sales per square foot each year and how we treat changes in square footage, this depends on the materiality of the impact on sales per square foot as a result of an increase or decrease in square footage. By way of example only, if a store with an area of 130 square feet had sales of $14,000/month in 2006, that results in approximately $108 in sales per square foot. In 2007, if the same store increased the area of operation to 140 square feet and had sales of $16,000/month that would result in approximately $114 in sales per square foot. We would deem the $6 increase in sales per square foot to be immaterial. Accordingly, in this case, we will use the area of 130 square feet to compare same store sales, and the additional 10 square feet will be ignored in the calculation of same store sales.

We consider changes in store square footage of more than 30% to be material. Stores that undergo such changes will not be accounted for as "comparable stores" because the change is too significant.

(6) With respect to net sales per square foot each year and how we treat relocated stores, if a "store within store" is relocated to a different retail location, which we would refer to as a different operating environment, during the period, then that "store within store" will not be used in the same store comparison. However, if the "store within store" is relocated to another location within the same retail location (or same operating environment) then the "store within store" sales will be used in the calculation of the same store comparison.

(7) With respect to net sales per square foot each year and how we treat closed stores, we treat a closed "store within store" the same way we treat a "store

                                                               Mr. John Reynolds
                                              Securities and Exchange Commission
                                                               February 23, 2009
                                                                          Page 6


within store" relocated to different retail location. A closed "store within store" is not used in the same store comparison."

3. IN CONNECTION WITH THE PREVIOUS COMMENT, YOUR RESPONSE TO OUR PRIOR COMMENT THREE PROVIDES YOUR POLICY FOR IMMATERIAL CHANGES IN SQUARE FOOTAGE IN YOUR DEFINITION OF COMPARABLE STORES. HOWEVER, YOU DID NOT EXPLAIN HOW MATERIAL CHANGES IN SQUARE FOOTAGE ARE TREATED. PLEASE REVISE.

RESPONSE TO COMMENT 3:

We consider changes in store square footage of more than 30% to be material. Stores that undergo such changes will not be accounted for as "comparable stores" because the change is too significant.

ITEM 9A(T) - CONTROLS AND PROCEDURES, PAGE 29

4. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT FOUR AND YOUR ASSERTION THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING WERE EFFECTIVE AT DECEMBER 31, 2007. AS YOUR RESPONSE TO OUR PRIOR COMMENT DID NOT PROVIDE A DETAILED DISCUSSION OF THE FACTORS YOU CONSIDERED IN REACHING YOUR CONCLUSIONS, IT WILL BE REISSUED. PLEASE TELL US HOW THE REVISIONS TO YOUR FILING IN RESPONSE TO OUR THREE PREVIOUS COMMENT LETTERS, INCLUDING YOUR RESTATEMENT, IMPACTED YOUR CONCLUSIONS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING. ALTERNATIVELY, YOU MAY AMEND YOUR FORM 10-K TO REVISE YOUR CONCLUSIONS ON THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING AND TO DISCLOSE YOUR PLAN TO REMEDY THE RELATED DEFICIENCIES.

RESPONSE TO COMMENT 4:

Management believes that there was no impact to its conclusion that the disclosure controls and procedures and internal control over financial reporting are still effective even considering the revisions and restatement. In making this determination, management has reviewed all of the changes made to the Annual Report on Form 10-K and has considered the following factors during such review, (1) whether there was a material adverse impact on the face of the financial statements as a result of the revisions, the error or as a result of the restatement, (2) whether the revisions or the error resulted in a more than remote likelihood that a misstatement of the financial statements, that is more than inconsequential, would occur, (3) whether a reasonable person would conclude, after considering the revisions, the error and the restatement, that such revisions and the error are immaterial to the financial statements, and (4) whether the error rises to the level of (a) a control deficiency, (b) a significant deficiency or (c) a material weakness.

In determining that there was no material adverse impact on the face of the financial statements and that the failure to include segment reporting disclosures resulted in an error that was inconsequential, management considered

                                                               Mr. John Reynolds
                                              Securities and Exchange Commission
                                                               February 23, 2009
                                                                          Page 7


that neither the error, nor the restatement had any effect on any line item, including net income, or per-share amount in any of the audited financial statements and had no cumulative effect on retained earnings, or any other component of equity or net assets in the balance sheet. In fact there were no changes to the face of the financial statements as a result of the restatement. Further the disclosures that were the subject of comments by the Staff, were revised in a manner that clarified or enhanced such disclosures, but did not result in revisions that negatively impacted the financial statements or other disclosures in the Form 10-K.

In concluding that a reasonable person would find the revisions and the error to be immaterial to the financial statements, management considered whether the omission of the segment reporting disclosures impacted the balance sheet, statement of operations or cash flows so that amounts (revenue, net income) previously reported had to be lowered as a result of the restatement. Management also considered whether omitting the segment breakdown was a material omission for a reasonable person who was determining whether to invest in the company. Although management believes that disclosing this information provides greater transparency, because each of these segments are all involved in the resale of consumer electronic products and, therefore would be considered to compete within the same industry, and because the revenues of each segment are ultimately combined in the Company's financial statements, management does not believe, for example, that the omission of differences in gross margins of 13% for office communication products as compared to 27% for speaker systems, would cause a reasonable person to conclude that they did not have sufficient information to make an informed decision about an investment in the company and therefore the error would be immaterial to such person.

Finally, management analyzed the impact of the error and the likelihood that the error and the failure to prevent the error resulted in an inconsequential or material misstatement. Management considered whether the error would fall into any of the following three categories (a) a control deficiency, (b) a significant deficiency, or (c) a material weakness. Management evaluated these categories as set forth under PCAOB Standard No. 5. as follows:

     (1) A CONTROL DEFICIENCY exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

     (2) A SIGNIFICANT DEFICIENCY is a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is MORE THAN A REMOTE LIKELIHOOD that a misstatement of the company's annual or interim financial statements that is MORE THAN INCONSEQUENTIAL will not be prevented or detected.

     (3) A MATERIAL WEAKNESS is a significant deficiency, or a combination of significant deficiencies, that results in MORE THAN A REMOTE LIKELIHOOD

                                                               Mr. John Reynolds
                                              Securities and Exchange Commission
                                                               February 23, 2009
                                                                          Page 8


     that a MATERIAL MISSTATEMENT of the annual or interim financial statements will not be prevented or detected.

As a result of the analysis and assessment previously detailed above, management concluded that the error did not result in a misstatement that was more than inconsequential. The omission of the segment reporting was at the most a control deficiency to be discussed with the Audit Committee, but did not rise to the level of a significant deficiency, and certainly didn't rise to the level of a material weakness that would have necessitated the finding that the internal controls over financial reporting were ineffective.

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, F-12

5. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT SIX AND THE RELATED REVISIONS TO YOUR FILING. YOUR RESPONSE DID NOT ADDRESS OUR COMMENT IN ITS ENTIRETY, THUS THE COMMENT WILL BE PARTIALLY REISSUED. PLEASE REVISE YOUR ACCOUNTING POLICY TO EXPLAIN THE RETURN RIGHTS GRANTED TO YOUR WHOLESALE DISTRIBUTORS AND EXPLAIN HOW YOU ASSESS RETURNS OF PRODUCTS, LEVELS OF INVENTORY IN THE DISTRIBUTION CHANNEL, PRODUCT OBSOLESCENCE, AND EXPECTED INTRODUCTIONS OF NEW PRODUCTS THAT MAY RESULT IN LARGER THAN EXPECTED RETURNS OF CURRENT PRODUCTS. DISCUSS TO WHAT EXTENT YOU CONSIDER INFORMATION FROM EXTERNAL SOURCES (E.G., END-CUSTOMER DEMAND, THIRD-PARTY MARKET RESEARCH DATA) TO ASSIST YOU IN SUCH CRITICAL ESTIMATES. IN ADDITION, DISCLOSE AND DISCUSS ANY SALES MADE TO CUSTOMERS WHEREIN SUCH SALES ARE AS A RESULT OF INCENTIVES OR IN EXCESS OF THE CUSTOMER'S ORDINARY COURSE OF BUSINESS INVENTORY LEVEL.

RESPONSE TO COMMENT 5:

The disclosure in our revenue recognition policy with respect to our return policy will be revised as follows:

"Our return policy for goods strictly complies with the laws and regulations in China on consumers rights and product quality requirements. In accordance with China law, consumers can return or exchange used products within seven days only if the goods do not meet safety and health requirements, endanger a person's property, or do not meet the advertised performance. If the conditions and requirements as set out in the relevant laws and regulations are met, wholesalers are entitled to accept a return of the goods . In such cases, the Company shall accept the returns unconditionally. Goods that are returned will be sent back to the production factory or supplier, who shall bear all losses on the returns in accordance with PRC laws and regulations. Consumer returns or exchanges of products that have not been used, where the packaging has not been damaged, are honored if such return or exchange is within seven days. If a

                                                               Mr. John Reynolds
                                              Securities and Exchange Commission
                                                               February 23, 2009
                                                                          Page 9


consumer returns a product, the Company must refund the invoice price to the consumer. The Company will then be responsible for returning the goods to the wholesaler. At that time the Company can recover the invoice price from the wholesaler, or recover the price based on the purchase and sale contract with the producer or supplier. However, when goods are returned, the Company loses the gross margin that it records when revenue is recognized, regardless of whether the supplier takes the product back or not.

During public holidays or department store celebration periods, we provide certain sales incentives to customers to increase sales, such as gift giving and price reductions. These are only temporary incentives during these periods."

In light of the aforesaid PRC laws and regulations and the Company's stated return policies, we do not provide an accrual for any estimated losses on the return of products. As a result we do not engage in assessing levels of inventory in the distribution channel, product obsolescence and/or introductions of new products, as none of those factors have any impact on us with respect to estimating losses on returns. Third party market research report and consumer demand study is not used to make estimate of goods returned.

6. IN CONNECTION WITH THE COMMENT ABOVE RELATING TO YOUR WHOLESALE REVENUE RECOGNITION POLICY, WE NOTE YOUR REVISED DISCLOSURE INDICATES THAT YOU RECORD A PROVISION FOR THE RETURN OF PRODUCTS. YET, YOUR DISCLOSURE ALSO STATES THAT THAT THE DISTRIBUTORS BEAR THE LOSSES FOR RETURNS OF PRODUCTS. PLEASE RECONCILE THIS INCONSISTENCY TO CLARIFY YOUR RETURN POLICY WITH YOUR DISTRIBUTORS (I.E. WHOLESALE CUSTOMERS).

RESPONSE TO COMMENT 6:

The disclosure in our revenue recognition policy with respect to wholesale revenue will be revised as follows:

"B) Wholesales

Revenue is recognized at the date of goods received by customers. Revenues from wholesales are recognized as net sales after confirmation with distributors. Net sales already take into account revenue dilution as they exclude inventory credit, discount for early payment, product obsolescence and return of products and other allowances. Net sales also takes into account the return of products in accordance with relevant laws and regulations in China. When a wholesale customer returns products, the Company will return the products back to the suppliers or manufacturers. A sales return and allowance is recorded at the sales price. Meanwhile, a purchase return and allowance entry is recorded at the invoice price because the suppliers or manufacturers bear the losses. The net effect is that the Company derecognizes the gross profit when a return takes place, but does not record any loss on the cost of the returned item back to the supplier or manufacturer. "

                                                               Mr. John Reynolds
                                              Securities and Exchange Commission
                                                               February 23, 2009
                                                                         Page 10


NOTE 15 - SEGMENT INFORMATION, F-23

7. WE REVIEWED YOUR RESPONSE TO OUR PRIOR COMMENT EIGHT. CONSIDERING YOU ALREADY RESTATED YOUR FINANCIAL STATEMENTS IN AMENDMENT TWO OF YOUR DECEMBER 31, 2007 FORM 10-K TO CHANGE THE NUMBER OF REPORTABLE SEGMENTS FROM ZERO TO FOUR, TELL US WHY YOU THINK A RESTATEMENT HAS NOT OCCURRED. FURTHER, PLEASE NOTE THAT SINCE YOU HAVE ALREADY RESTATED YOUR FINANCIAL STATEMENTS DUE TO AN APPARENT MISAPPLICATION OF SFAS 131, YOUR FINANCIAL STATEMENTS NEED TO BE REVISED TO PROVIDE CLEAR DISCLOSURES AS REQUIRED BY PARAGRAPH 26 OF SFAS 154. PLEASE ADVISE.

RESPONSE TO COMMENT 7:

We respectfully submit that our response to the Staff's prior comment eight was not consistent with our previous responses and the amendment to Form 10-K relating to the application of SFAS 131. We understand that the failure to initially provide disclosure in our audited financial statements that there are four reportable segments and related disclosures as required by SFAS 131 is considered to be an error under SFAS 154, for which we restated our financial statements in Amendment No. 2 to the Form 10-K.

The amendment to our Form 10-K will include the following as required by paragraph 26 of SFAS 154.

"The Company's audited financial statements have been restated to correct an error that resulted from the failure to disclose that the company has four reportable segments as required by SFAS 131. Neither the error, nor the restatement had any effect on any line item or per-share amount in any of the audited financial statements and had no cumulative effect on retained earnings, or other appropriate component of equity or net assets in the balance sheet."

8. IN CONNECTION WITH THE COMMENT ABOVE, IT APPEARS THAT YOUR CHANGE IN THE NUMBER OF REPORTING SEGMENTS IS AN ERROR DUE TO THE MISAPPLICATION OF GAAP (PARAGRAPH 2H OF SFAS 154). BASED ON THE FOREGOING, IT APPEARS AN ITEM 4.02 FORM 8-K WOULD BE REQUIRED. IF YOU CONCLUDE THAT YOU ARE REQUIRED TO PROVIDE THIS INFORMATION, PLEASE FILE AN ITEM 4.02 FORM 8-K DIS CLOSING THE RESTATEMENT OF YOUR FINANCIAL STATEMENTS AS SOON AS POSSIBLE. IF YOU CONCLUDE THAT AN ITEM 4.02 FORM 8-K IS NOT REQUIRED, PLEASE PROVIDE US WITH THE BASIS FOR YOUR CONCLUSION.

                                                               Mr. John Reynolds
                                              Securities and Exchange Commission
                                                               February 23, 2009
                                                                         Page 11


RESPONSE TO COMMENT 8:

Although we concur that the change in the number of reporting segments is an error, that required a restatement of the financials, we respectfully disagree that we are required to file an Item 4.02 Form 8-K as a result of the restatement. On February 16, 2009, the board of directors had a meeting to assess the error, the restatement and the impact on the financial statements as a result of the error and the restatement. The board took into consideration that as a result of the error the restatement only required the company to include new footnote disclosure with segment reporting information. Due to the fact that neither the error, nor the restatement had any effect on any line item, including net income, or per-share amount in any of the audited financial statements and had no cumulative effect on retained earnings, or other appropriate component of equity or net assets in the balance sheet, the board did not find that the audited financial statements, or the financial statements for any interim period should no longer be relied upon due to the error. As a result, the factors underlying the requirement to file an Item 4.02 Form 8-K do not apply.

FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2008

LIQUIDITY AND CAPITAL RESOURCES, PAGE 20

9. WE NOTE THE REVISIONS TO YOUR AMENDED DECEMBER 31, 2007 FORM 10-K IN RESPONSE TO OUR PRIOR COMMENT NINE. HOWEVER, OUR PRIOR COMMENT WILL BE RE-ISSUED AS IT RELATED TO YOUR SEPTEMBER 30, 2008 FORM 10-Q. WE NOTE YOUR LIQUIDITY DISCUSSION SIMPLY RECITES INFORMATION PRESENTED ON YOUR STATEMENT OF CASH FLOWS (I.E. TOTAL CASH FLOWS FOR OPERATING, INVESTING AND FINANCING ACTIVITIES). WE PARTIALLY REISSUE COMMENT SIX FROM OUR LETTER DATED MAY 8, 2008. PLEASE REVISE YOUR DISCLOSURES TO INCLUDE AN ANALYSIS OF THE COMPONENTS OF THE STATEMENTS OF CASH FLOWS (I.E. OPERATING, INVESTING, AND FINANCING ACTIVITIES) THAT EXPLAINS THE MATERIAL PERIOD-TO-PERIOD VARIATIONS IN MATERIAL LINE ITEMS (E.G. PROVIDE AN EXPLANATION OF THE SIGNIFICANT CHANGE IN YOUR INVENTORY, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND ACCRUED LIABILITIES, ETC.) FOR EACH PERIOD PRESENTED. REFER TO ARTICLE 303(B) OF REGULATION S-K.

RESPONSE TO COMMENT 9:

The Company intends to amend its Form 10-Q to include the following disclosure:

"We believe that the funds available to us are adequate to meet our operating needs for the remainder of 2008.

                                                               Mr. John Reynolds
                                              Securities and Exchange Commission
                                                               February 23, 2009
                                                                         Page 12


                                                         Nine months ended
                                                    ----------------------------
                                                    09/30/2008        09/30/2007
                                                    ----------        ----------

Net cash provided by operating activities              3,682            13,845
Net cash used in investing activities                     (8)              (63)
Net cash (used in) provided by financing
 activities                                               --            (4,500)
Effect of exchange rate change on cash and
 cash equivalents                                      3,053               750
Net increase in cash and cash equivalents              6,727            10,032
Cash and cash equivalents at beginning of period      24,952             6,499
Cash and cash equivalents at end period               31,679            16,531

OPERATING ACTIVITIES

Net cash generated from operating activities decreased from $13.8million for the nine months ended September 30, 2007 to $3.6 million for the nine months ended September 30, 2008, approximately a 73% decrease. The decrease was mainly attributable to several factors, including (i) the substantial increase in accounts receivable of $10.2 million in the nine months ended September 30, 2008; (ii) the increase in inventory of $5.5 million in the nine months ended September 30, 2008; (iii) the increase in accounts payable and accrued expenses of $2.8 million in the nine months ended September 30, 2008.

                                        Nine months ended      Nine months ended
                                           09/30/2008             09/30/2007
                                           ----------             ----------
                                         (in thousands)         (in thousands)

Sales Net                                  $225,726                $206,919
                                           ========                ========

In view of increase in market competition, the Company successfully maintained a moderate increase in net sales, even though the repayment period from accounts receivable treads are longer than before which resulted in a decrease in net cash generated from operating activities.

                                        Nine months ended      Nine months ended
                                           09/30/2008             09/30/2007
                                           ----------             ----------
                                         (in thousands)         (in thousands)

a) Increase in inventory                   $ (8,498)               $ (2,942)
                                           ========                ========

b) Increase in Accounts Receivable         $(11,491)               $ (1,305)
                                           ========                ========

c) Increase in inventory and accounts
    receivables as a whole a) + b)         $(19,989)               $ (4,247)
                                           ========                ========

                                                               Mr. John Reynolds
                                              Securities and Exchange Commission
                                                               February 23, 2009
                                                                         Page 13


On the control side of distribution of products, the focus is always on the holding cost of inventory and the value of accounts receivable as a whole comparing to net sales.

                                        Nine months ended      Nine months ended
                                           09/30/2008             09/30/2007
                                           ----------             ----------
                                         (in thousands)         (in thousands)

d) Accounts payable and accrued charges      $2,865                $   47
                                             ======                ======

The Company has developed its own brand name over the past years and has been successful in receiving support from its creditors.

The Company maintained its market and sales for the nine months ended September 30, 2008 and obtained the continued support from creditors in increasing in credits from them, the Company generated net cash from operating activities of $3.6 million for the nine months ended September 30, 2008.

A. INVESTING ACTIVITIES

Net cash used in investing activities decreased to $9 thousand in 2008 from 63 thousand in 2007, primarily due to the combined effect of decrease in purchase of additional office equipments and increase in proceeds from asset sales.

                                        Nine months ended      Nine months ended
                                           09/30/2008             09/30/2007
                                           ----------             ----------
                                         (in thousands)         (in thousands)

Net cash used investment activities          $   (9)               $  (63)
                                             ======                ======

The Company's activities focused on the distribution of products. As a result, investment in fixed assets were moderate and hence there is little effect to the utilization of cash resources over the period.

                                        Nine months ended      Nine months ended
                                           09/30/2008             09/30/2007
                                           ----------             ----------
                                         (in thousands)         (in thousands)

Financing activities                         $   --                $(4,500)
                                             ======                =======

After the acquisition of Hangzhou Sanhe Electronic Technology Limited and Shanghai Joy and Harmony Electronics Co. Ltd. in years 2006 and 2007, the Company did not carry out any financing activities during the nine month ended September 30, 2008.

                                                               Mr. John Reynolds
                                              Securities and Exchange Commission
                                                               February 23, 2009
                                                                         Page 14


                                        Nine months ended      Nine months ended
                                           09/30/2008             09/30/2007
                                           ----------             ----------
                                         (in thousands)         (in thousands)

Net change in cash and cash equivalents      $6,727                $10,032
                                             ======                =======

                                        Nine months ended      Nine months ended
                                           09/30/2008             09/30/2007
                                           ----------             ----------
                                         (in thousands)         (in thousands)

Cash and cash equivalent at
 September 30, 2007 and 2008                 $31,679                $16,531
                                             =======                =======

With effective internal control systems in place the Company maintained healthy net cash flows over period and achieved a healthy cash position of $31,678,969 at September 30, 2008."

10. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 10. YOUR RESPONSE INDICATES THAT YOU HAVE "TAKEN GOOD CONTROL OF ACCOUNTS RECEIVABLE SO THAT THAT THE SLOWDOWN IN TURNOVER HAD NO IMPACT ON [Y]OUR BAD DEBT ALLOWANCE." HOWEVER, YOUR RESPONSE DOES NOT CLEARLY EXPLAIN WHAT STEPS YOU HAVE TAKEN TO ADDRESS THE COLLECTION OF ACCOUNTS RECEIVABLE AND WHETHER THERE WAS A CHANGE TO YOUR POLICY FOR EVALUATING THE BAD DEBT ALLOWANCE. PLEASE REVISE TO DISCLOSE THE FACTORS THAT CONTRIBUTED TO THE INCREASE IN ACCOUNTS RECEIVABLE SINCE DECEMBER 31, 2007 AND EXPLAIN THE STEPS THAT MANAGEMENT HAS TAKEN TO ENSURE THAT THE AMOUNT RECORDED FOR THE ALLOWANCE FOR DOUBTFUL ACCOUNTS IS APPROPRIATE.

RESPONSE TO COMMENT 10:

The following disclosure will be included in our amendment to address this comment:

"Since December 31, 2007, our accounts receivable balance increased due to (1) a slow down in accounts receivable turnover, which was partly due to the impact of a slowdown in the global economy, so there has been a general decrease in customers' ability to make payments quickly; and (2) an overall increase in sales. As accounts receivable increased, it could have had an effect on our bad debt allowances. However, although such turnover slowed in comparison to prior periods, we took good control of accounts receivable by changing the contract terms with customers to extend the period for repayment. The extension of repayment terms has also lead to the increase in accounts receivable. Collection of debt is based on the terms of legal binding documents. The Company has not changed its policy on reserving for bad debt, but has found a means to accommodate customers given the financial crisis by extending payment terms. The Company has not found that there has been any abnormal increase in bad debt.

Since December 31, 2007, the account receivable department has periodically reviewed the allowance for doubtful accounts. The estimate of bad debt allowance

                                                               Mr. John Reynolds
                                              Securities and Exchange Commission
                                                               February 23, 2009
                                                                         Page 15


is based on the aging of the receivables, the credit history and credit quality of the customers, the term of the contracts as well as the balance outstanding. If an account receivable item is considered highly probable that it is uncollectible, then it will be charged to bad debt immediately in that period. The Company since then has not found any abnormal increase in bad debt."

11. YOUR RESPONSE TO OUR PRIOR COMMENT 10 INDICATES THAT MANAGEMENT DECIDED TO INCREASE INVENTORY LEVELS DURING 2008 TO ENSURE THAT YOU HAVE SUFFICIENT PRODUCTS TO MEET CUSTOMER DEMAND AND TO AVOID POTENTIAL INVENTORY SHORTAGES. PLEASE REVISE TO DISCLOSE THIS CHANGE TO YOUR INVENTORY MANAGEMENT POLICY. IT IS IMPORTANT FOR AN INVESTOR TO UNDERSTAND THE BASIS FOR SUCH CHANGES IN YOUR FINANCIAL STATEMENTS. YOUR REVISED DISCLOSURE SHOULD ALSO EXPLAIN THE EXPECTED IMPACT OF THESE POLICY CHANGES ON YOUR CURRENT AND FUTURE LIQUIDITY POSITION AND HOW THE CURRENT ECONOMIC ENVIRONMENT WILL AFFECT YOUR ABILITY TO SELL THE INVENTORY CURRENTLY ON HAND.

RESPONSE TO COMMENT 11:

The Company's Form 10-Q will be revised as follows:

"As a result of (1) the unprecedented snow storm in 2008, and (2) increased sales compared to the first quarter of 2007, there was a shortage of inventory available to our stores. This shortage had a negative impact on our first quarter sales for 2008. As a precautionary measure, the Company decided to increase its level of inventory in order to maintain an adequate level for all stores in the event of other unexpected incidents. The Company' has adopted a policy to appropriately increase its inventory to ensure sufficient product turnover to meet customer's demand and avoid a shortage of goods. The increase in inventory has had a negative impact on cash flows and liquidity. However, the Company firmly believes that the benefits of this change in policy outweighs the losses. The Company believes that an appropriate increase in inventory level is a beneficial policy enhancing individual stores ability to response to sales change and in return building up the Company's goodwill thereby securing sales growth. This change in inventory policy will reduce the Company's cash liquidity in the short term but it won't affect the future cash flow in the long term. The current economic environment will not affect the Company's ability to sell inventory currently in hand because the Company has high inventory turnover. Days inventory on hand is approximately 15 days. Therefore, even if the economy environment changes, the Company can still sell inventory currently in hand within a short period."

OTHER EXCHANGE ACT FILINGS

12. WE REVIEWED YOUR RESPONSE TO OUR PRIOR COMMENT 12. YOUR RESPONSE DID NOT CLARIFY IF AND WHEN YOU WILL AMEND YOUR OTHER EXCHANGE ACT FILINGS, THUS THE COMMENT WILL BE REISSUED. PLEASE AMEND YOUR OTHER EXCHANGE ACT FILINGS, AS NECESSARY, TO REFLECT CHANGES RESULTING FROM OUR COMMENTS. FOR EXAMPLE, PLEASE NOTE (I) THE ADDITIONAL DISCLOSURE PROVIDED REGARDING YOUR MAJOR OPERATING SUBSIDIARIES AND THE INTERIM DISCLOSURE REQUIREMENTS PER PARAGRAPH 33 OF SFAS 131, (II) ENHANCED DISCUSSION OF SEGMENTS IN YOUR

                                                               Mr. John Reynolds
                                              Securities and Exchange Commission
                                                               February 23, 2009
                                                                         Page 16


     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND (III) THE IMPACT OF CHANGES IN YOUR DISCLOSURES TO YOUR CONCLUSIONS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES.

RESPONSE TO COMMENT 12:

We respectfully request that at the time we clear all comments and have confirmed the appropriate disclosures with respect to (i) through (iii) referenced in this Comment 12 with the Staff, that we concurrently file amendments to our Annual Report on Form 10-K for the fiscal year ended 2007, and our Quarterly Reports for the quarters ended March 31, June 30 and September 30, 2008.

13. WE NOTE YOU ENGAGED GOLDMAN PARKS KURLAND MOHIDIN LLP AS YOUR NEW INDEPENDENT ACCOUNTANT WITH OFFICES IN CALIFORNIA. IT APPEARS THAT ALL OF THE ASSETS, LIABILITIES, REVENUES AND EXPENSES OF CHINA 3C GROUP RELATE TO OPERATIONS LOCATED IN THE PEOPLE'S REPUBLIC OF CHINA. PLEASE TELL US HOW THE AUDIT OF THE OPERATIONS IN THE PEOPLE'S REPUBLIC OF CHINA, INCLUDING THE ASSOCIATED ASSETS AND LIABILITIES, WILL BE CONDUCTED. YOUR RESPONSE SHOULD INCLUDE A DISCUSSION OF THE FOLLOWING:

     * Whether another auditor will be involved in the audit of the Chinese operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor plans to assess the qualifications of the other auditor and the other auditor's knowledge of U.S. GAAP and PCAOB Standards; and

     * Whether your U.S. auditor will perform all the required audit procedures within the United States or whether a portion of the audit will be conducted by your U.S. auditor within People's Republic of China.

RESPONSE TO COMMENT 13:

Our new auditors' Goldman Parks Kurland Mohidin (GPKM) LLP will use the services of a local accounting firm in China. The name of the Firm is Clement C.W. Chan & Co. (CCWC), which is registered with the PCAOB. CCWC is located in Hong Kong. This is the same firm that the former auditors used to do their field work. CCWC employs Hong Kong CPA's and accounting graduates from Hong Kong universities who are familiar with US GAAP and GAAS. Our auditors GPKM, will obtain the services of CCWC in performing the audit. GPKM's engagement partner, Ahmed Mohidin is responsible for planning the audit, which includes preparation of a detailed audit planning memorandum that will be discussed with CCWC's partner, manager and staff before the start of the audit. The Engagement Partner will also provide audit programs and day-to-day guidance to CWCC. In addition, the engagement partner plans to visit the Company's offices in Hangzhou to meet the CEO, CFO, Chairman of the board of directors and other management personnel of the Company. The audit report will be issued by GPKM without reference to CCWC as other auditors.

                                                               Mr. John Reynolds
                                              Securities and Exchange Commission
                                                               February 23, 2009
                                                                         Page 17


Part of the audit procedures will be performed in the USA and part in China. The audit planning, program development, day to day consulting with the audit partner and manager of CCWC, review of all of the working papers, drafting of representation letters and preparation of the auditors' report will be done in the US. One of GPKM's staff observed the physical count of inventory on January 17, 2008 and will make other site visits.

The conduct of the audit by GPKM is in accordance with the SEC staff's speech by Louise M. Dorsey and Stephanie L Hunsaker dated December 6, 2004. Following is an extract from the Speech.

"In other situations, a U.S. firm may choose simply to "hire" local personnel in a foreign country, such as China, to work as independent contractors for the U.S. audit firm [Slide 49]. In this case, the U.S. audit firm would be required to control all aspects of the work performed by the independent contractor. The independent contractor would report to the U.S. audit firm just like an employee of the U.S. firm, perform all procedures requested by the U.S. audit firm, have the work reviewed by members of the U.S. audit firm as if the independent contractor was an employee of the firm, etc. "

It is also our understanding that other US CPA firms conduct the audit of Chinese companies in similar manner. GPKM has done this in the past.

The Company hereby acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Your prompt attention to this filing would be greatly appreciated. Please let us know if you have further questions. Thank you.

                                                               Mr. John Reynolds
                                              Securities and Exchange Commission
                                                               February 23, 2009
                                                                         Page 18


Very truly yours,

China 3C Group


By: /s/ Zhenggang Wang
   -------------------------------------------
   Name:  Zhenggang Wang
   Title: Chief Executive Officer and Chairman